SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  23 June, 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Ofcom Strategic Review announcement made on 23 June, 2005






                                                                 June 23rd, 2005


                  BT COMMITS TO SUPPORT NEW ERA OF REGULATION

BT has today announced measures to help support a proposed new regulatory settlement. This settlement, to be based on guaranteed equality of access to BT's local network, will deliver regulatory clarity and certainty. This certainty is essential if companies are to invest and innovate with confidence.

BT has agreed in principle to offer undertakings to Ofcom. The detail of the proposed undertakings will be published on 30 June 2005. These include a timetable for key elements of the settlement's implementation. The undertakings, which are due to be finalised over the next few days - prior to formal consultation by Ofcom - will ensure every player has confidence in the settlement and so help usher in a new era of clearly defined regulation. This will see regulation focused on key areas and rolled back elsewhere.

BT chairman Sir Christopher Bland said today: "This has been a tough journey but it is important that we have regulation that encourages investment and innovation. The proposed settlement strikes the right balance and every player will benefit from the certainty and clarity it provides."

BT chief executive Ben Verwaayen added: "This has been a meticulous process during which BT has engaged in depth with Ofcom and the industry. We came up with bold proposals in February that reflected the reality of the market and we have now committed to a framework to ensure others have confidence in the settlement.

"It is time to draw a line under twenty years of micro-regulation and to welcome a new era where regulation is focused where needed and rolled back elsewhere."

BT submitted proposals in February that have now formed the basis of this proposed settlement. Central to these is the creation of a new business unit within BT to provide transparent and equal access to the nationwide local network. This unit - currently known as Access Services - will be highly regulated and its performance monitored and reported on by an Equality of Access Board (EAB). This Board will have a majority of independent external members appointed in consultation with Ofcom. Carl Symon, one of BT's independent non-executive directors, is the chairman designate of the Board.

A team at BT, under Steve Robertson - chief executive designate of Access Services - has been developing these proposals through discussions with Ofcom and industry, and has now provided far more detail on the new unit and how it would operate.

The unit will have its own headquarters, distinct brand and around 30,000 staff. It will remain an important part of BT and operate according to clear and agreed guidelines. Its performance will be monitored against key targets by the EAB. The unit can be established within months, enabling regulation to be rolled back rapidly in other areas where appropriate.

BT has also demonstrated its continued commitment to local loop unbundling (LLU) and wholesale line rental (WLR). In order to further stimulate the LLU market, BT is to cut the rental price for its fully unbundled local loop product from GBP105 per annum to GBP80 with effect from August 1, 2005. It has also agreed to a request from Ofcom that the rental prices for IPStream and Datastream (1)- the most popular wholesale ADSL products currently used by service providers
- will not fall until there are 1.5m unbundled lines in the UK (2).

This move will provide LLU operators and service providers with greater certainty for their investment plans. BT has provided additional clarity by confirming the connection charges for the existing range of IPStream and Datastream ADSL products will fall by GBP10 from September 1, 2005.

WLR operators are also set to benefit from greater margins for consumer line rental. BT is to cut the monthly price other operators pay by 50 pence per line from August 1 2005 before raising the amount its own retail arm charges (including VAT) by 50 pence later in the financial year. The price other operators pay for WLR will decrease further next year giving an overall margin increase of more than 10 per cent(3).

Finally, BT has been working with Ofcom to ensure there is Equivalence of Input for critical products and services which BT recognises is crucial for industry. This will ensure all operators have access to the same products, prices and processes. BT has agreed a series of dates for the implementation of these changes and incentives will be put in place to ensure BT delivers the changes against these dates. BT is committed to making Equivalence of Input work.
The structure of BT in Northern Ireland will not be affected.

ENDS

(1) Rental charges for existing BT IPStream and BT Datastream ADSL end user access products and rebates provided by the BT IPStream and BT Datastream rebate schemes. These changes do not apply to SDSL products.

(2) This commitment also covers the rebates that apply to these products. These rebates will not increase during this period.

(3)  Subject to the completion of the Cost of Capital and Cost of Copper
Reviews.



Inquiries about this news release should be made to the BT Group Newsroom on its
 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre

Notes to Editors

Access Services (AS) will ringfence most of the longer term regulated parts of BT within one business unit, allowing regulation to be rolled back in markets where everyone has an equal opportunity to compete. AS will be committed to delivering transparent, highly regulated access to BT's local network. The unit will manage and supply access and backhaul services, including unbundled loop services, to all BT's wholesale customers. Its management team and its people will be tasked to deliver efficient management of their business, customer satisfaction, and equality of access to its services. It will employ around 30,000 employees and have a multi-billion pound annual turnover.

Carl G Symon

Carl Symon was appointed to the BT Board on 14 January 2002. He retired from IBM in May 2001 after a 32-year career, during which he held senior executive positions in the USA, Canada, Latin America, Asia and Europe. Carl Symon is chairman of a number of private companies, a non-executive director of Rolls-Royce and Rexam

Steve Robertson

Steve Robertson was recently appointed Project Director for BT looking at the proposal to create a new Access Services Division as part of BT's response to the Ofcom Telecommunications Strategic Review.

Steve joined BT Wholesale in October 2002 as Managing Director Wholesale Operations from COLT Telecommunications. At COLT Steve was responsible for the design, deployment and operation of their pan-European infrastructure as well as product management and sales for COLT's pan-European business as their Managing Director.

Before joining COLT, Steve held a number of positions across BT Group including Director of Data Products and Senior Vice President Network, Systems and Operations for Concert.

About BT

BT is one of the world's leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

   -BT Retail, providing a comprehensive range of communications and related services to more than 20m UK consumers and businesses.
   -BT Wholesale, providing network services and solutions within the UK to more than 600 fixed and mobile operators and service providers including the provision of broadband and private circuits.
   -BT Global Services, providing networked IT services to meet the needs of multi-site organisations globally. BT Global Services operates in more than 130 countries and also offers international carrier services.

In the year ended 31 March 2005, BT Group's turnover was GBP18,623 million with profit before goodwill amortisation, exceptional items and taxation of GBP2,085 million.

BT Group plc is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.
For more information, visit www.bt.com/aboutbt




Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date  23 June, 2005